U.S. Securities and Exchange Commission

                                        Washington, D.C.

                                           FORM 10-SB
        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                                     AMENDMENT NO. 1

          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                      Site2Shop.Com, Inc.
                      (Name of Small Business Issuer in its charter)


         NEVADA                                        88-0382813
         (State)                        (I.R.S. Employer Identification No.)


2001 West Sample Road, Suite 101, Pompano Beach, Florida    33064
(Address of Principal Executive Offices)                  (Zip Code)


Issuer's Telephone Number   (954) 969-1010

Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered

                 None



Securities to be registered pursuant to 12(g) of the Act:

                           Common Stock $.001 Par Value
                                    (Title of Class)

         THIS REGISTRATION STATEMENT CONTAINS "FORWARD-LOOKING" STATEMENTS REGARDING POTENTIAL FUTURE EVENTS AND DEVELOPMENTS AND MATTERS THAT ARE NOT HISTORICAL FACTS AFFECTING THE BUSINESS OF THE COMPANY. BECAUSE SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL STATEMENTS WHICH ADDRESS OPERATING PERFORMANCE, EVENTS OR DEVELOPMENTS THAT MANAGEMENT EXPECTS OR ANTICIPATES TO INCUR IN THE FUTURE, INCLUDING STATEMENTS RELATING TO SALES AND EARNINGS GROWTH OR STATEMENTS EXPRESSING GENERAL OPTIMISM ABOUT FUTURE OPERATING RESULTS ARE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT VIEWS AND ASSUMPTIONS REGARDING FUTURE EVENTS AND OPERATING PERFORMANCE. MANY FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ESTIMATES CONTAINED IN MANAGEMENTS' FORWARD-LOOKING STATEMENTS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO ADVERSE ECONOMIC CONDITIONS, COMPETITIVE PRESSURES, INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOMES AND FORECASTS, THE POSSIBILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES, AMONG OTHER THINGS. SUCH STATEMENTS RELATE TO, AMONG OTHER THINGS, (I) FUTURE OPERATIONS OF THE COMPANY, INCLUDING POTENTIAL STRATEGIC
TRANSACTIONS; (II) COMPETITION FOR CUSTOMERS FOR THE COMPANY'S PRODUCTS AND SERVICES; (III) THE EFFECT OF POTENTIAL GOVERNMENT REGULATION UPON THE COMPANY'S OPERATIONS; AND (IV) OTHER STATEMENTS ABOUT THE COMPANY OR THE DIRECT RESPONSE AND TELEVISION PRODUCTION INDUSTRIES.

         FORWARD LOOKING STATEMENTS MAY BE INDICATED BY THE WORDS "EXPECTS," "ESTIMATES", "ANTICIPATES", "INTENDS", "PREDICTS", "BELIEVES" OR OTHER SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS FORM AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS DIRECTORS AND OFFICERS WITH RESPECT TO NUMEROUS ASPECTS OF THE COMPANY AND ITS BUSINESS. THE COMPANY'S ABILITY TO PREDICT RESULTS OR THE EFFECT OF ANY PENDING EVENTS ON THE COMPANY'S OPERATING RESULTS IS INHERENTLY SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THE RISKS ATTENDANT TO COMPETITION FOR CUSTOMERS AND MEDIA ACCESS; THE RISKS OF PRESENTING PRODUCTS AND SERVICES THAT WILL BE ACCEPTED BY THE MARKET; AND THE EFFECTS OF GOVERNMENT REGULATION.
                                      PART I

         The Company is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community and (2) to comply with the OTC Bulletin Board Eligibility Rule (SR-NASD-98-51, as amended) as approved by the Securities and Exchange Commission in Release No. 34-40878.


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

ITEM 1.  DESCRIPTION OF BUSINESS
---------------------------------

OVERVIEW

          Site2Shop.Com, Inc. (the "Company", "Site2Shop.Com") is engaged in the marketing, production and distribution of television programs. The Company produces both educational half-hour television programs through its wholly owned subsidiary, Tricom Pictures and Productions, Inc. ("Tricom") and half-hour shop-at-home programming through the Site2Shop.com TV program. All programs are distributed to national audiences through a combination of any or all of the following: ABC affiliates, NBC affiliates, CBS affiliates, FOX affiliates, UPN affiliates and WB affiliates (collectively "network affiliates"), independent television stations and targeted cable networks.


BACKGROUND

          The Company was incorporated in Nevada on August 1, 1990 under the name Woodie III, Inc., to engage in the activity of general business, investments, research and development, manufacturing and real estate development. In August 1996, the Company changed its corporate name to Tee-Rifik Corp. From inception through May 1998, the Company had been seeking investors in order to finance and commence revenue producing activities. On June 24, 1998, the Company entered into an Agreement and Plan of Reorganization (the
"Agreement") with Shop TV and Television, Inc., a Florida corporation ("Site2Shop"), whereby Site2Shop and Tee-Rifik Corp. merged. Through the terms of the merger Agreement, Tee-Rifik Corp. acquired all the outstanding common stock of Site2Shop. The existing stockholders of Tee-Rifik Corp. retained their 116,400 (post reverse split- see below) shares and the stockholders of Site2Shop received (post reverse split) shares at a ratio of 1,250 to 1 for a total of 1,250,000 shares. Due to the majority ownership of the Company after the transaction by the Site2Shop stockholders and Tee-Rifik Corp.'s lack of substantial assets, liabilities or marketable products, the transaction was treated as a reverse acquisition of Tee-Rifik Corp. by Site2Shop using the pooling method for accounting purposes. As part of the Agreement, the Company changed its corporate name to Shop T.V., Inc., and its principal business became retailing and television broadcasting.

          On February 5, 1999, Shop T.V., Inc. changed its name to Site2Shop.Com, Inc. to reflect its focus on the Internet. On March 8, 1999, the Company completed its acquisition of Tricom. The senior management and majority shareholders of Site2Shop.Com owned the then majority of Tricom shares of common stock outstanding. On February 23, 1999, Site2Shop.Com also completed a one for ten (1:10) reverse split of the issued and outstanding shares of common stock, whereby a stockholder owning 10 shares of common stock prior to the reverse split, would own 1 share of common stock after the reverse split. Unless otherwise indicated herein, the information in this filing relating to the common stock has been restated to reflect such split. The trading symbol was also changed from SHTV to its current EBUY.

         The Company's executive offices are located at 2001 West Sample Road, Suite 101, Pompano Beach, Florida, 33064; Telephone (954) 969-1010.


THE INDUSTRY AND MARKET

          The direct response transactional television programming industry was developed in the United States after the Federal Communications Commission rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States direct response transactional programming and the direct response educational programming industries. Producers of these types of programming combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their programming. After an initial growth period, the industry consolidated through the end of the 1980s. At the same time, increased attention from the Federal Trade Commission and federal and state consumer protection agencies led to greater regulation of the industry. By the early 1990s, direct response transactional television programming and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the industry matured, the variety of products marketed through direct response transactional television programming steadily increased. Today, offerings as diverse as car care products and weight loss programs are marketed in this manner.

          According to a survey conducted by the National Infomercial Marketing Association ("NIMA") conducted in 1995, the latest year for which data is available, approximately 10,000 infomercials are aired per week in the United States for a total of 5,000 hours per week. NIMA estimates that its members purchased $550 million of media in 1995 to support its programming and that their clients' sales approximated $1.15 billion. The Company believes that the market is highly fragmented and ripe for consolidation. Accordingly, it is focused on increasing its level of operations in order to promote growth and market share.


PRODUCTS AND SERVICES

OVERVIEW

          The Company's products and services are rendered principally from its two wholly owned subsidiaries (i) Site2Shop and (ii) Tricom.


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

SITE2SHOP

          Site2Shop's principal business is the marketing, production and distribution of thirty (30) minute infomercials in a shop-at-home format. Site2Shop markets its vendors' products through (i) a half-hour shop-at-home program called "site2shop.com TV," (ii) on its Internet web site at www.site2shop.com, and (iii) at its retail store located in Pompano Beach, Florida. Site2shop.com TV is aired nationally through a combination of any or all of the following: network affiliates, independent television stations and targeted cable networks. The program features unique products as well as items generally available. Typically, sales personnel of Site2Shop search through various media sources (newspapers, internet and magazines) for products to potentially feature on site2shop.com TV. The manufacturers/distributors are contacted and asked to provide samples of their products for evaluation of inclusion on the show by a focus group. The criteria utilized by the focus group primarily are based on function, form and salability and the products being featured on future shows as to compatibility. If the product coincides with the criteria, the supplier/distributor is contacted and presented with the opportunity of show participation via a segment on the show of approximate duration of 1 - 3 minutes. If the manufacturer/distributor ("Participant") is amenable, the parties enter into a contract whereby Site2Shop will feature the product and/or Company logo in a targeted national publication, whose readership is most apt to purchase the product, in conjunction with the promotion of the particular show. Additionally, Site2Shop produces the segment (inclusive of field production, graphics, music, program editing, set design and on-camera talent) for the Participant for inclusion on the show for airing through the aforementioned TV media and provides the Participant with a copy tape of the segment. In consideration of such services, the Participant pays a one-time, flat rate "Product Insertion Fee", typically due within thirty days of signing the contract. The fee is based on management's experience and best estimate of the cost to render the contractual services plus an element of profit. On July 1, 1998, the Company entered into an agreement with Tricom whereby Tricom would have the exclusive right to the production of all audio/visual programming created by the Company for a period of five years. In consideration of such services, Tricom is a paid a fee per segment produced for the Company. Tricom was owned entirely by the Executive Officers of the Company (85%) and existing stockholders of the Company (15%). On March 8, 1999, the Company completed its acquisition of Tricom.

          While typically only ten products are featured on each half-hour segment of the program, viewers have the opportunity to view Site2Shop's entire catalog, currently featuring more than 500 products, many of which also are available at the retail store located in the Pompano Beach Mall and through the Company's Internet web site.

          The products offered by Site2Shop include but are not limited to jewelry, housewares, apparel, electronics, collectibles, toys, educational products, and sporting equipment. Unlike some retailers, which focus essentially on national brands, a majority of the products offered by Site2Shop comprise a combination of national brands as well as private brand or non-branded products. Site2Shop purchases the merchandise offered by it on both a consignment basis (for products sold in the retail facility) and on a terms basis for products sold through fulfillment and on the internet (at wholesale and retail prices as negotiated in the aforementioned contract). Site2Shop maintains minimum inventory levels.

          The Site2Shop.Com TV program is a pre-recorded electronic retail sales program that is aired by cable television systems and television broadcast stations throughout the country on a prepaid airtime basis by the Company. Site2Shop.Com TV is available in half-hour segments only, which enables network and cable affiliates to air the programs in available time slots. Some of the major television broadcasting outlets used by the Site2Shop to air its shows are:

Station                         Market                      Affiliation
------------             ---------------------            -----------------
KJWY                     Salt Lake City, Utah               NBC
Time Warner              Los Angeles, California            CABLE
TCI Miami                Miami, Florida                     CABLE
TNN                      National                           CABLE
WCIV                     Charleston, South Carolina         ABC
WGTW                     Philadelphia, Pennsylvania         INDEPENDENT
WJYS                     Chicago, Illinois                  INDEPENDENT
WVVH                     New York, New York                 INDEPENDENT

          Site2Shop's electronic retail sales and programming are intended to create a friendly sales environment, which promotes sales and customer loyalty through offering unique products, coupled with product information and entertainment. During a typical program, an announcer introduces each product to the co-hosts. The hosts of the show then describe the merchandise, sometimes with the assistance of a guest representing the product vendor and sometimes with ordinary users of the product, and convey information relating to the product such as price, features, uses, and assembly requirements. The price, item number, and toll-free number for ordering are continuously aired during each product description. Viewers purchase merchandise by MasterCard, Visa, Discover or American Express credit cards by calling a toll-free telephone number continuously aired during the program. Site2Shop contracts with Alert Communications, Inc., a national call center, which provides order fulfillment for Site2Shop on a fee for service basis based on the volume of calls which it handles. Once received, orders are electronically transmitted to the product vendor, who ships the product directly to the customer. Site2Shop bills the customer but remits to the product vendor the sales proceeds less a shipping and handling charge. Generally, any item purchased from Site2Shop.Com TV may be returned within 30 days for a full refund of the purchase price, excluding the original shipping and handling charges. Site2Shop does not guarantee the sale of any product featured on its show. Furthermore, the Participant retains the profits (defined as the difference between retail and wholesale price and de minimis handling charge) from fulfillment sales until such time that the Participant has recouped the Product Insertion Fee.


                                   TRICOM

          Tricom's (a Florida corporation) principal business is the marketing, production and distribution of thirty (30) minute educational programs. These programs are distributed through a combination of any or all of the following: network affiliates, independent television stations and targeted cable networks. Tricom programs feature the expertise of companies to enhance and augment the content of each episode. Such companies as AllState Insurance, Bristol Meyers-Squibb and Smith-Kline- Beecham have been featured or appeared on Tricom programs. Topics for the programs include but are not limited to parenting, health, cooking, home improvement and presented in a news magazine-style format with all segments having a strand of commonality about the topic.

          Tricom researchers contact various national consumer oriented companies whose business and activities address topics of specific interest to targeted audiences (e.g. children's health issues to an audience of parents with children in ages ranging from infancy to pre-teen). The researchers request data from these companies for review and compatibility with future planned episodes of Tricom programs. If the data and subject matter are compatible, the researcher will contact the company regarding featuring a segment of (generally) 3-5 minutes in duration in a future episode. If amenable, Tricom and the company enter into a contractual arrangement whereby Tricom will feature the company's logo and/or product on two full-page advertisements in a targeted national publication in conjunction with the promotion of the television program series and related episodes. Additionally, Tricom will produce the segment (including field production, graphics, editing, set design and on camera talent) and broadcast the program a minimum of twenty times in local and national markets so as to reach a potential of 60 million households around the country. The stations selected for broadcasting are based Designated Market Areas and the television viewership (defined by the number of households potentially able to view programming if all television sets were on simultaneously for the area) of such areas as ranked and calculated by the National Association of Television Program Executives Listing Guide and SRDS (formerly known as Standard Rating and Data Service). The company is given a copy of its segment tape and also granted a license to use such tape for any lawful business purpose.

          In consideration of such services, the Company agrees to pay Tricom within thirty days of signing the contract a one time, flat rate "Scheduling Fee" which is based on management's experience, knowledge and best estimate of the cost to render such services and an element of profit. Additionally Tricom owns complete licensing rights to the segment tape which it may use for any lawful business purpose and also maintains editorial control over all programming and collateral material.

          Tricom also maintains the production facilities for the Company. These facilities include two complete editing facilities, two camera crews, an in-house studio with working sets and complete animation and graphic capabilities. Tricom is currently offering these facilities on fee for service basis in the local market in order to maximize utilization and expand potential revenue venues.


SALES AND MARKETING

SITE2SHOP

          Site2Shop employs over twenty (20) salespersons who seek out products for possible feature on one or several targeted programs. Currently, vendors wishing to have their merchandise marketed by Site2Shop execute an agreement (the "Vendor Agreement") with the Company. Typically, a Vendor Agreement provides that in consideration for an one-time payment (the "Product Insertion Fee"), Site2Shop will include the vendor's product in one 1-3 minute segment, promote the airing of the show, and agrees to air the program to a potential household reach of 50 million homes throughout the United States. The program airs a minimum of twenty times, generally in twenty different Designated Market Areas (DMA) (although a program may air more than once in a DMA but usually on the same television station in the DMA) so that the programs potential household reach is 50 million on a first run basis. The stations selected for broadcast can be any combination of any or all network affiliates, independent cable and cable networks and independent affiliates. The shows generally air over a three month span of time so that a minimum potential household reach of 50 million is attained. As part of the Vendor Agreement, the vendor receives a copy of his tape segment (as part of the Product Insertion Fee) for which he is granted a license to use the tape for any lawful business purpose.

          Additionally, Site2Shop may include the product on its Internet e-commerce website or commercial retail store located in a mall in Pompano Beach, Florida. These transactions are separate from the Vendor Agreement. Internet purchases by Site2Shop from the vendor are on negotiated terms as to cost and payment term. All profits from internet sales inure to Site2Shop. Commercial retail store purchases from vendors are made on a consignment basis with cost and payment terms determined on a negotiated basis.

          If or when sales of the product directly from the airing of the show (by a viewer dialing an 800 number appearing on the show) result in a profit to the vendor aggregating the Product Insertion Fee, Site2Shop and the vendor share in the remaining profit generated from future sales on an equal basis. For


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

purposes of the Vendor Agreement, "profit" is defined as the difference between the standard wholesale price for the product and the retail sales price paid by the purchaser.

          Vendor Agreements at various stages of fulfillment are in place for approximately 200 national vendors. Vendor Agreements executed during the first calendar quarter of 1999 already exceed $1.5 million.

          On February 9, 1999, the Company entered into a contract to list product for sale on the bid4it(TM), an Internet auction site, operated by CyberQuest, Inc. ("CyberQuest") The Company establishes a minimum bid which it will accept for each product listed for sale on the site and the quantity available for sale. All products listed have a 30-day money back guarantee from date of delivery. Those purchasers orders that equal or exceed the minimum bid are forwarded to the Company for fulfillment and contain all pertinent information necessary to ship the order and file applicable sales and use taxes. The Company provides CyberQuest with proof of shipment which provides the basis of payment by CyberQuest to the Company. The Company is paid by automatic deposit into a Company designated account. The payment to be received is based on the unit selling price, applicable sales taxes and freight less a sliding scale fee charged by CyberQuest based on the sales value of the transaction. The contract may be terminated by either party by written notice. The product is purchased on a negotiated basis as to purchase price and payment terms from manufacturers/distributors whose products are featured on its half-hour shop-at-home programming. All profits from this auction site inure to the Company. To date, the Company has not listed any products for sale on this auction site due to technological compatibility problems.

          In April 1999, the Company entered into an agreement with Yahoo!, Inc.("Yahoo") under its Yahoo! Delivers program whereby Yahoo! sent e-mails to Yahoo users who specifically requested to be notified of special promotions. Approximately, 12,000 users were contacted over the month of April advising them of the Company's new portal site. In consideration of such services, the Company paid Yahoo a one-time fee of $10,000. The portal site was opened on April 15, 1999 using the Yahoo! Store concept which allows businesses the ability to design websites, utilize state-of-the-art tracking tools while affording easy access to e-commerce to millions of internet users. In consideration of such services, the Company pays Yahoo a $300 all-inclusive fee monthly fee, on a month-to-month basis. Either party may terminate the agreement (in writing). To date there have been 52,000 web pages viewed by the visitors to the portal site, however, the Company has not been readily able to determine the sales impact, if any, upon its operations.


                                     TRICOM

          Tricom employs over twenty (20) salespersons who seek out industry experts, companies and/or products for possible feature on one or several targeted programs. Currently, companies wishing to have their product or service featured on one of the educational television programs, produced by Tricom, execute an agreement (the "Production Authorization") with Tricom. Typically, a Production Authorization provides that in consideration for an one-time payment (the "Scheduling Fee"), Tricom will include the participant in one 3-5 minute segment, promote the airing of the segment and agrees to air the program to a potential household reach of 60 million homes throughout the United States. Selected companies have their product or service featured in at least two targeted national publications in conjunction with the promotion of the program. They also receive a copy of the segment that is fully produced by Tricom. Production Authorizations signed in 1998 accounted for over $2.4 million dollars of scheduling fees representing 81 contracts.


SIGNIFICANT CUSTOMERS

          During 1998, no customer accounted for more than 10% of net sales.


MANUFACTURING AND SUPPLIES/PRODUCTION OF PROGRAMS

         The Company does not currently manufacturer any products that are featured on any of their television programs. Furthermore, the Company does not depend on any one manufacturer to supply products for any television program.

         The Company does produce most or all of the television programs through its in-house production and editing facility. The Company currently owns or leases two broadcast quality video production cameras, two Media 100 editing systems and many related items critical in the production and distribution of its television programs.


COMPETITION

          Due to the fact that the scope of the business has moved into many industries (television, home shopping, production, Internet commerce and retail), there are many companies that actively compete with the Company. However, there are very few companies that compete directly with the core business of the Company. The majority of these companies can be found in the shop-at-home television industry. These would include: Home Shopping Network
(HSN), QVC, ValueVision and Shop at Home. Of the aforementioned companies, most have substantially greater financial, technical and other resources and have established reputations for their success in their ability to sell products through a shop-at-home format. The Company does not know of any direct competitor that currently charges a "product insertion fee" whereby a participant on the show pays a monetary fee to have their product exclusively featured in 3-5 minute segment a on a taped show that airs a minimum of 20 times to a national audience through any combination of network affiliates, independent cable stations, cable networks or independent television station, that has a potential household reach of 50 million and/or offers the vendors a share of the profits based on the success of the program.

         Tricom does have a number of competitors, primarily located in the South Florida area, that market and produce very similar programs. These include among others, Five Star Productions, Global Solutions Network, Millenium Productions and ITV.


GOVERNMENT REGULATION

          Although  the  Company's   programming  is  not  subject  to  specific
government regulation, the Company is dependent on the television broadcast stations and cable television systems to air its programs. A substantial portion of a broadcaster's business is subject to various statutes, rules, regulations and orders relating to communications and generally administered by the Federal Communications Commission (FCC). The communications industry, including the operation of broadcast television stations, cable television systems, satellite distribution systems and, in some respects, cable stations which produce their own programming is subject to substantial federal regulation, particularly pursuant to the Communications Act of 1934, as amended, the Telecommunications Act of 1996 and the rules and regulations promulgated by the FCC. Cable television systems are also subject to regulation at the state and local level. Regulations which have an adverse affect on broadcasters with whom the Company contracts to air its programs, could have a material adverse impact upon the Company and the Company's ability to purchase airtime.

          The Company collects and remits sales tax in the state in which it has a physical presence. Certain states in which the Company's only activity is direct marketing and e-commerce have attempted to require such merchants, such as the Company, to collect and remit sales tax on sales to customers residing in such states. A 1995 United States Supreme Court decision held that Congress can legislate such a change. Thus far, Congress has taken no action to that effect. The Company is prepared to collect sales tax for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collection of sales tax will have a material adverse effect on the Company's financial condition or results of operations.

          To date, the Company has not incurred any costs or unusual expenses as a result of government regulations imposed upon it. Nor has any current governmental regulation materially impacted the operations of the Company or the manner in which it conducts business.


LICENSES, PATENTS AND TRADEMARKS

          A trademark applications have been submitted and applied for under the name of site2shop.com. The television program titles used by all divisions of the Company are covered by public use. The Company also owns the Internet domain names site2shop.com, site2bid.com, site2buy.com, site2sell.com and site2auction.com.


EMPLOYEES

         The Company currently has 100 full-time employees, 17 of which are in management and administration, 18 are in production and 65 are in sales, marketing and research. The Company retains a number of part and full-time consultants in the area of production, graphic design and Website maintenance.


ITEM 2.  MANAGEMENT'S DISCUSSION and ANALYSIS
------------------------------------------------

                              Site2Shop.Com, Inc.

OVERVIEW

          On June 24, 1998, the Company acquired 100% of the issued and outstanding shares of Common Stock of Site2Shop, a privately held Florida corporation, in exchange for 1,250,000 shares of the Company's Common Stock (the "Exchange"). The Executive Officers of the Company owned 91.5% of the outstanding shares of Common Stock of Site2Shop subsequent to the Exchange. Prior to the Exchange, neither the Company nor Site2Shop conducted revenue producing activities. On July 1, 1998, the Company entered into an Agreement (the "Production Agreement") with Tricom, a company owned entirely by the Executive Officers of the Company (85%) and by existing shareholders of the Company (15%). The Production Agreement gives Tricom the exclusive right to produce television programming on behalf of the Company for each customer for whom the Company contracts at a fee of $7,000 per contract, for a period of five years. The production services include but are not limited to developing marketing concepts, creating audio/video footage and creating print and other advertising and promotion materials. The fee was based on management's best estimate of the cost to furnish such services and an element of profit. As the Company commenced significant operations concomitantly with the inception of the Production Agreement, comparative financial data and a discussion thereof between historical periods would not be meaningful. Accordingly, the following discussion relates solely to the Company (sans Tricom).


FOR THE YEAR ENDED AND AS OF DECEMBER 31, 1998

RESULTS OF OPERATIONS

REVENUES

          Revenues for the year totaled $1,198,241 of which $1,156,369 (97%) were derived from contracts to produce (segments on) television programs using the percentage of completion method of accounting and the remaining $41,872 (3%) representing commercial retail store sales of the products and services featured on the aforementioned programs.

COST OF SALES

          Cost of sales for the year totaled $724,691 representing 60% of revenues. The largest elements of cost of sales were production services ($355,240; 49.0%) rendered by Tricom, television airtime ($159,769; 22.0%) and production salaries($127,579; 17.6%).

SELLING EXPENSES

          Selling   expenses for the year totaled $554,989 representing 46.3% of revenues. Salaries and wages, including related payroll taxes and benefits totaled $528,550 (95.2% of Selling expenses).

GENERAL AND ADMINISTRATIVE EXPENSES

          General and administrative expenses for the year totaled $1,143,092 representing 95.4% of revenues. Salaries and wages, including related payroll taxes and benefits totaled $937,568 (82% of general and administrative expenses).

FOR THE THREE MONTHS ENDED AND AS OF MARCH 31, 1999 (UNAUDITED)

          On February 9, 1999, the Company agreed to acquire all the outstanding shares of Common Stock (1,000) of Tricom in exchange for 10,000,000 shares of Common stock of the Company. The Executive Officers of the Company owned 85% of the outstanding shares of Common Stock of Tricom at the time of the acquisition; the holders of the remaining 15% of Tricom shares of Common Stock were owners of Common Stock of the Company prior this transaction. As a result of the acquisition, the Executive Officers collective ownership in the Company increased from 71.0% to 83.1% and the remaining Tricom shareholders' ownership in the Company increased from 5.6% to 13.7%. The Acquisition has been accounted for as a "purchase", using pooling accounting. However, because the Company and Tricom have a common control group, the net assets of Tricom will be acquired at a carryover historical basis. As the Company did not conduct revenue producing activities prior to June 24, 1998, comparative financial quarterly data and a discussion thereof between historical periods would not be meaningful. The foregoing discussion includes the combined operations, and combined liquidity and capital resources of the Company and Tricom as if the acquisition occurred as of January 1, 1999.

RESULTS OF OPERATIONS

REVENUES

          Revenues for the quarter totaled $2,171,586 of which $2,162,391 (99.5%) were derived from contracts to produce television programs using the percentage of completion method of accounting; $851,700 from Tricom contracts (educational programming) and $1,310,691 from Site2Shop contracts (shop-at-home programs). Retail store sales from Site2Shop programs totaled $5,763 and fulfillment sales from Site2Shop programs totaled $2,115 respectively for the period.

COST OF SALES

          Cost of sales for the period totaled $398,678 or 18.4% of revenues. The major elements for the period were production salaries, payroll taxes and benefits totaling $159,858 ($147,747 Tricom and $12,111 Site2Shop)(40.1%) and purchased airtime on television stations of $101,881 (Tricom) (25.5%).

SELLING EXPENSES

          Selling expenses for the period totaled $469,557 or 21.6% of revenues. Salaries, wages, payroll taxes and benefits aggregated $392,968 ($141,850 Tricom and $251,117 Site2Shop) (83.7%) for the period.

GENERAL AND ADMINISTRATIVE EXPENSES

          General and Administrative expenses for the period totaled $678,556 or 31.2% of revenues. Salaries, wages and related payroll taxes and benefits for the period were $386,502 ($188,062 Tricom and $198,440 Site2Shop) (57%) and space rental expenses were $65,089 ($36,397 Tricom and $28,692 Site2Shop)(9.6%).

LIQUIDITY AND CAPITAL RESOURCES

          The Company has financed its growth and cash requirements until recently primarily from sales of its securities. The Company does not currently have any credit facilities from any financial institutions or private lenders.

          At December 31, 1998, the Company had a working capital deficiency of $1,003,015. Additionally, the Company had additional signed contracts totaling $1,132,000 for which performance had yet to commence and payment had yet to be received. Operating activities utilized cash of $123,855 primarily due to a net loss of $1,224,531, an increase in accounts receivable of $285,343, offset by an increase in deferred revenue of $1,263,716 and an increase in accounts payable and accrued expenses of $133,595. Cash used in investing activities was $98,203 reflecting the purchase of fixed assets. Net cash provided by financing activities of $230,901 consists primarily of the sale of 25,000 shares of its Common Stock ($250,000) pursuant to a private offering under Rule 506 of Regulation D of the Securities Act of 1933, as amended. The proceeds were primarily used for working capital.

          At March 31, 1999, the Company had a working capital deficiency of $2,489,197 and stockholders' deficit of $2,147,507. Additionally, the Company had signed contracts totaling $1,975,500 ($576,800 attributable to Tricom and $1,398,700) for which performance had yet to commence and payment had yet to be received. Operating activities for period provided cash of $343,082 primarily from net income for the period of $391,795 and an increase in deferred revenue of $211,620 offset by an increase in accounts receivable of $378,222. Cash used in investing activities totaled $54,532 reflecting capital expenditures for the period. Cash provided from financing activities totaled $148,462 primarily from the commencement of a sale of shares of common stock to private investors pursuant to a private offering under Rule 504 of Regulation D of the Securities Act of 1933 as amended, net of a repayment of a net bank overdraft of $56,139 in connection with the acquisition of Tricom. As of March 31, 1999, proceeds from the sale of 224,000 shares of common stock totaled $223,200. On April 6, 1999, the Company completed the private offering by selling an aggregate of 1,000,800 shares of its common stock and raised $1 million. The proceeds have been used for working capital but are primarily invested in cash equivalents.

          Until the current quarter, the Company has not generated sufficient working capital to fund its operating activities. Previous to the current quarter, the Company had financed its operating activities solely through the sale of its shares of its common stock to private investors under exemption from registration of such securities provided by the Securities Act of 1933. In February 1999, the Securities and Exchange Commission revised Rule 504 of Regulation D to effectively limit the circumstances where general solicitation is permitted and "freely tradable" securities may be issued in reliance on the Rule to transactions:

               (1) registered under state law requiring public filing and delivery of a disclosure statement to investors before sale, or

               (2) exempted under state law permitting general solicitation and advertising so long as the sales are made to accredited investors.

Since most transactions under Rule 504 are private ones, they will continue to be permissible under exemption, but general solicitation and advertising will not be permitted and the securities will be "restricted". In light of this revision, the Company's ability to raise funds through the sale of "unrestricted / freely tradable" shares of its common stock to private investors may be severely impaired. Accordingly, there can be no assurances that the Company will be successful in obtaining additional financing in connection with this, or any other financing possibility, on terms acceptable to the Company, or at all.


                                     TRICOM

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998

REVENUES

          Revenues for the year were $6,485,900 of which $6,128,192 (94.5%) represents television programming revenues using the percentage of completion method of accounting and $355,240 (4.5%) represents revenue earned, using the percentage of completion method of accounting for performing television production services on behalf of Site2Shop customers during the period of July 1, 1998 through December 31, 1998.

COST OF SALES

          Cost of sales for the year totaled $1,896,452 representing 29.2% of revenues. The major elements of cost of sales were salaries, payroll taxes and benefits totaling $1,321,684 (69.7%) and procurement of television airtime of $295,183 (15.6%).

SELLING, GENERAL and ADMINISTRATIVE EXPENSES

          Selling, general and administrative expenses totaled $2,645,005 representing 40.8% of revenues. Salaries, payroll taxes and benefits aggregated $1,303,338 (49.3%) of total SG&A expenses. Space costs inclusive of rent, utilities, security and maintenance totaled $163,332 (6.2%).

LIQUIDITY AND CAPITAL RESOURCES

          The Company has been unable to fund its cash requirements through operations despite net income of $1,210,443 for the year ended December 31, 1998. The Company does not currently have any credit facilities from any financial institutions or private lenders. Tricom had a working capital deficiency of $2,075,745 and an accumulated deficit of $1,854,145 as of December 31, 1998. Cash used by operations was $82,024 despite net income of $1,210,443 primarily because of a decrease in deferred revenue of $2,484,029. Cash used by investing activities totaled $32,961 for capital expenditures. Cash provided from financing activities totaled $68,884 primarily from an excess of cash needs over and above cash balances and anticipated cash collections. The bank overdraft, which occurs infrequently, are reflected in the financial statements, and result from a variation between those estimates (of receipts) and actual results. Tricom (and the Company) have an informal arrangement with its financial institution to allocate Tricom's financial resources in multiple cash accounts in order to minimize bank overdrafts. Tricom has not been charged interest on overdrafts but has paid a fee of $30 for each overdraft check honored by the bank.

          In July 1998, Tricom entered into the aforementioned Production Agreement with the Company providing for a $7,000 fee for production services performed by Tricom for each customer with whom the Company has a contract. Tricom recognizes this revenue under the percentage of completion method of accounting. As of December 31, 1998, the Company had contracts with participants for which Tricom's aggregate fee of approximately $800,000 had yet to be recorded as no production services were performed by Tricom and accordingly no fee was paid by the Company.

          On February 9, 1999, the Company agreed to acquire all the outstanding shares of Tricom in consideration of ten million shares of its common stock.


STRATEGY

          The Company's goal is to be recognized as a national leader in direct response marketing by implementing an aggressive growth strategy. The key elements of the Company's strategy to achieve this objective are:

  * Increase the Number of Customers Participating in the Company's Programs. The Company is constantly searching for additional participants seeking a cost effective means of marketing and advertising their products and services which potentially represent additional opportunities of selling their products through venues currently not being utilized (i.e., television, internet and retail store), thereby increasing their revenues. As part of the process, the Company searches for new entreprenurial companies offering products for sale that currently are not widely distributed, appear to have potential consumer appeal and have a retail price point which is conducive for high unit volume. The Company beleieves that there are numerous companies with such a profile whose means of product distribution venues could be increased with the marketing and distribution products and services offered by the Company.

  * Expand the Number of Distribution Opportunities. The Company currently offers its customers' products for sale on its television programs, website and retail store. As e-commerce has proliferated in a relatively short period of time, the number of websites offering products for sale has comensurately increased. The Company believes that in a relative short period of time, those websites which are well capitalized, maintain technological excellence and are retail/ auction oriented will ultimately prevail in a consolidation of the marketplace. The Company believes that such a consolidation will ultimately lead to a lower transaction cost thereby making websites available to the Company and its customers which were formerly cost prohibitive. These cost effective websites could provide the Company with potential additional revenue opportunites based upon the numerous products and services currently featured on its programs.

 * Maintain Industry Leadership in Direct Response Transactional Television and Educational and Entertainment Television. The Company seeks to maintain and utilize state-of-the-art production equipment in order to produce television programming reflecting technical excellence. Addtionally, the Company seeks to hire highly trained production, support and artistically creative personnel. The Company believes that by maintaining a high level of technological excellence and well trained personnel, it can foster an increase in its customer base through providing high quality programming which promotes increased revenue potential for its direct response customers and heightens public awareness of issues pertinent to its educational programming customers.

          The Company's ability to grow is, however, is dependent upon its ability to identify suitable candidates for its services, as to which there is no assurance.


YEAR 2000 ISSUES

         The efficient operation of the Company's business is dependent in part on its computer hardware, software programs and operating systems (collectively, "Programs and Systems"). These Programs and Systems are used in key areas of the Company's business, including, but not limited to, merchandise purchasing, pricing, sales, research, order fulfillment, credit card clearing house, financial reporting as well as in various administrative functions. The Company continuously evaluates its Programs and Systems to identify potential Year 2000 compliance issues. These actions are necessary to ensure that the Programs and Systems will recognize and process the Year 2000 and beyond. It is anticipated that some degree of modification and/or replacement of the Company's Programs and Systems may be necessary to make such Programs and Systems Year 2000 compliant. The Company is also communicating with production equipment manufacturers, financial institutions and others to coordinate Year 2000 conversion.

          Based on the present information, the Company believes that it will be able to achieve Year 2000 compliance through a combination of modification of some existing Programs and Systems, and the replacement or upgrade of other Programs and Systems that are already Year 2000 compliant. However no assurance can be given that these efforts will be successful. The Company believes that under "a worst case scenario", the Company's cameras used in the production of its television programming, which contain microchips, could be inoperable for approximately one week, thereby causing a minimal delay in its production schedule. However, none of its contracts with its customers are exact date specific as to the production and airing of the related programming. The Company currently believes that the aggregate expenses and capital expenditures associated with achieving Year 2000 compliance (inclusive of expenditures made to date) will approximate $50,000.


ITEM 3.  DESCRIPTION OF PROPERTY
---------------------------------

         The Company currently leases approximately 15,797 square feet of office and production space at 2001 West Sample Road, Pompano Beach, Florida, which also serves as its corporate headquarters. The current aggregate monthly rental amount is $12,677. Additionally, the Company is required to pay its pro-rata share of the common operating costs of the building. The lease on this property commenced on June 1, 1994 and continues through May 2001, with one additional three-year renewal option at the Company's discretion. If the Company elects to renew its lease, prior to expiration, the annual rent will be adjusted by four percent per year.

         The Company leases approximately 2,376 square feet of retail space at the Pompano Square Mall, Pompano Beach, Florida, which houses its retail facility. The current minimum monthly rental amount is $1,679, inclusive of sales tax. Additionally, the Company is required to pay incremental rent based on a percentage of sales in excess of an annual sales volume at the mall and it's pro-rata share of the common operating costs of the mall; both as defined by the lease. The lease on this property commenced on February 15, 1998 and continues through March 2001.

         Additionally, the Company rents 3,500 square feet of warehouse space on a month-to-month basis at a monthly rental amount of $1,892.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on April 30, 1999, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days. At April 30, 1999, there were 12,479,702 Shares ("Shares") of the Company's Common Stock, par value $.001 (the "Common Stock") outstanding.

Name and Address of          Number of Shares of Common        Percentage of
Beneficial Owner (1)       Stock Beneficially Owned         Beneficial Ownership
----------------------    -------------------------        ---------------------
Mark Alfieri                      4,596,985 (2)                   35.7
Jack Alan Levine                  4,601,000 (3)                   35.7%
Eric Warm                         1,390,190 (4)                   11.0%
Mark Weicher                             -  (5)                    -.%
All Executive Officers and
Directors as a Group (4 persons) 11,722,675                       78.8%

--------------------------------------------------

(1)      Unless  otherwise  indicated,   the  address  of  each  of  the  listed
         beneficial owners identified is 2001 West Sample Road, Pompano Beach, Florida 33064.

(2) Mr. Alfieri is Chief Executive Officer, Director, President and Treasurer of the Company. Includes options to purchase 61,905 Shares at $1.00 per Share through December 21, 2003 and 348,000 Shares at $2.375 per Share through March 31, 2004. Includes 3,702,500 shares held by the Alfieri-Eade Family Limited Partnership #1 of which Mr. Alfieri is the general partner.

(3) Mr. Levine is Chairman of the Board of Directors, Vice President and Secretary of the Company. Includes options to purchase 61,905 Shares at $1.00 per Share through December 21, 2003 and 348,000 Shares at $2.375 per Share through March 31, 2004. Includes 3,702,500 shares held by the Jack Alan Levine Family Limited Partnership #1 of which Mr. Levine is the general partner.

          (4) Mr. Warm is Chief Operating Officer and a Director of the Company. Includes options to purchase 26,190 Shares at $1.00 per Share through December 21, 2003 and 104,000 Shares at $2.375 per Share through March 31, 2004.

(5) Mr. Weicher is Chief Financial Officer of the Company. Does not include options to purchase 5,000 Shares at $1.00 per Share through March 31, 2004; vesting right inures upon the completion of 24 months with the Company (January 24, 2001). Mr. Weicher's percentage of beneficial ownership is less than 0.01%.


ITEM 5.  DIRECTORS and EXECUTIVE OFFICERS
------------------------------------------

          The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected. Officers are elected by the Board, and their terms of office are, except as governed by employment contract, at the discretion of the Board.


Name                                      Age      Position
Mark A. Alfieri                           30       Chief Executive Officer,
                                                    President and Treasurer
Jack A. Levine                            41       Vice President, Secretary and
                                                   Chairman of the Board of
                                                   Directors
Eric J. Warm                              30       Chief Operating Officer, Vice
                                                   President and Director
Mark Weicher                              47       Chief Financial Officer


Mr. Alfieri has served as Chief Executive Officer, President and Treasurer since July 1998. In July 1994, Mr. Alfieri founded Alfieri Marketing Corporation, a fully integrated marketing firm and predecessor to Shop TV and Television, Inc. In 1991, Mr. Alfieri founded Alfieri and Associates, Inc., a marketing and advertising company and the predecessor of Tricom Pictures & Productions, Inc.

Mr. Levine has served as Vice President and Chairman of the Board of Directors since July 1998. Prior to such time, Mr. Levine co-founded Tricom Pictures and Productions, Inc. with Mr. Alfieri in 1994 and has served as its Vice President.


Mr. Warm has served as Chief Operating Officer and Director since July 1998. From 1994 through June 1998, Mr. Warm has served as Vice President of Operations of Tricom Pictures and Productions, Inc. Mr. Warm received a Bachelor of Science in Business Administration from the University of Florida in 1990.

Mr. Weicher has served as Chief Financial Officer since January 1999. From 1997 through 1998, Mr. Weicher served in a similar capacity at Computer Access International, Inc., a refurbisher and distributor of trailing technology hardware and peripherals. Mr. Weicher served as Controller of Complete Management, Inc., a physician practice-management company, from 1995 through 1996. From 1992 through 1994, Mr. Weicher served as Controller of Ware Industries, Inc. a manufacturer and distributor of light gauged, roll formed steel products. Mr. Weicher is a Certified Public Accountant in the State of New York.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

         The following table sets forth the cash and other compensation paid by the Company to its Chief Executive Officer and to each of the executive officers of the Company who received annual compensation in excess of $100,000 for the year ended December 31, 1998.

                            SUMMARY COMPENSATION TABLE

NAME AND                                                            OTHER ANNUAL
PRINCIPAL POSITION            SALARY            BONUS               COMPENSATION
----------------------      --------        ------------           -------------
Mark Alfieri,
Chief Executive Officer     $175,515          $125,000                $5,607 (1)
Jack Levine,
Vice President              $192,495          $125,000                $5,846 (2)
Eric Warm
Chief Operating Officer     $248,865          $      0                $    0

----------

(1) Represents auto lease payments and related costs.

(2) Represents auto lease payments and related costs.



OPTION HOLDINGS

         The following table sets forth information with respect to the grant of options to purchase shares of common stock during the calendar year ended December 31, 1998 ("1998) and for the four month period ended April 30, 1999 ("1999"), to each person named in the Summary Compensation Table.

                            NUMBER OF     % OF TOTAL
                           SECURITIES    OPTIONS/SARS     EXERCISE
                           UNDERLYING      GRANTED TO      OR BASE
                          OPTIONS/SARS   EMPLOYEES IN      PRICE          EXPIR.
   NAME         PERIOD    GRANTED(#)(1)     PERIOD        ($/SHARE)         DATE
----------      ------   --------------  ------------   -----------  -----------
Mark Alfieri     1999      348,000          40.9          $2.375     Mar.31,2004
                 1998       61,905          39.6          $1.00      Dec.21,2003

Jack Levine      1999      348,000          40.9          $2.375     Mar.31,2004
                 1998       61,905          39.6          $1.00      Dec.21,2003

Eric Warm        1999      104,000          12.2          $2.375     Mar.31,2004
                 1998       26,190          16.7          $1.00      Dec.21,2003

----------

(1) None of the above parties have exercised any of their options as of April 30, 1999. All of the above options vested on the respective date of grants.


EMPLOYMENT AGREEMENTS

         Mark Alfieri, President and CEO. On June 29, 1998, the Company entered into a three-year employment agreement (the "Agreement") with Mr. Alfieri whereby Mr. Alfieri will serve as President and a member of the Board of Directors and received a signing bonus of $125,000. The Agreement called for annual base compensation of $450,000 in 1998 and $250,000 in 1999 and 2000 with bonuses based upon the Company earning a minimum net income of $250,000 and bonus payments ranging from $50,000 to $125,000 predicated on net income ranging from $250,001 to $500,000 for 1998 and 1999. Bonus payments for 2000 would range from $50,000 to $125,000 predicated on Company earning net income (after bonus) range of $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $1,200 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Alfieri mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4.- Recent Sales of Unregistered Securities), whereby the annual compensation was raised to $325,000 and bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Alfieri is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.

          Jack Levine, Vice President. On June 29, 1998, the Company entered into a three-year employment agreement (the "Agreement") with Mr. Levine whereby Mr. Levine will serve as Vice President and a member of the Board of Directors and received a signing bonus of $125,000. The Agreement called for annual base compensation of $450,000 in 1998 and $250,000 in 1999 and 2000 with bonuses based upon the Company earning a minimum net income of $250,000 and bonus payments ranging from $50,000 to $125,000 predicated on net income ranging from $250,001 to $500,000 for 1998 and 1999. Bonus payments for 2000 would range from $50,000 to $125,000 predicated on Company earning net income (after bonus) range of $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $1,200 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Levine mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4.-Recent Sales of Unregistered Securities), whereby the annual compensation was raised to $325,000 and bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Levine is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.

         Eric Warm, Vice President and Chief Operating Officer. On August 1, 1998, the Company entered into a three-year employment agreement (the
"Agreement") with Mr. Warm whereby Mr. Warm will serve as Chief Operating Officer and a member of the Board of Directors. The Agreement called for annual base compensation of $200,000 in 1999 and 2000 respectively, with 1999 bonuses based upon Company earning a minimum net income of $250,000 and bonus payments ranging from $25,000 to $62,500 predicated on net income ranging from $250,001 to $500,000. Bonuses in 2000 are based upon the Company earning a minimum net income of $500,000 and bonus payments ranging from $25,000 to $62,500 predicated on net income ranging from $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $500 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Warm mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4-Recent Sales of Unregistered Securities), whereby bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Warm is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.



1998 AMENDED STOCK OPTION PLAN

         On September 10, 1998 the Board of Directors adopted the Company's 1998 Stock Option Plan (the "Plan"). On December 1, 1998, the Plan was amended by Consent of the Board of Directors and Majority Shareholders to increase the number of shares of common stock which may be purchased by option (the "Plan Option" as hereinafter defined), from 1,500,000 to 3,000,000.

         The Company believes the Plan will foster an increase in proprietary interest in the Company by its directors, officers, employees and consultants, and to align more closely their interests with the interests of the Company's shareholders. The Plan will also aid the Company in attracting and retaining the services of experienced and highly qualified employees and professionals. The Board of Directors or a Committee of the Board of Directors (the "Committee"), of the Company, will administer the Plan which includes, without limitation, the selection of the person(s) who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and to receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value (as defined) of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

         The per share purchase price of shares subject to the Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. Officers, directors, key employees and consultants of the Company and its subsidiaries will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors, and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

         All Plan Options are non-assignable and non-transferable, except by will or by the laws of descent and distribution, during the lifetime of the optionee, and may be exercised only by such optionee. If an optionee's employment is terminated for any reason (other than death or disability or termination for cause), or if an optionee is not an employee of the Company but is a member of the Company's Board of Directors and his service as a Director is terminated for any reason (other than death or disability), the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of his termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of
Section 22(c) (3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in the Company's capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

          As of April 19, 1999, 1,109,335 Plan Options have been granted pursuant to the Plan. The following table summarizes the status of the Options issued and outstanding:

Description                   Number of Options     Expiration Dates
-----------------             -----------------     ----------------------------
Options Granted                  1,109,335
Non-Vested Options                 156,835

                                 ---------
Vested Options-all unexercised     952,500          Sept.10, 2003 - Mar.31, 2004
                                 =========


ITEM 7.  INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS
--------------------------------------------------------------

          On July 1, 1998, the Company entered into an Agreement (the "Tricom Agreement") with Tricom, a company which was 85% owned by the executive officers of the Company and the remaining 15% owned by stockholders of the Company, whereby Tricom acquired the exclusive right to the production of all audio/visual television programming created by the Company. The production services include but are not limited to (i) the creation of audio/video footage for broadcast on television or other media, (ii) the creation of all print advertising pertaining to the aforementioned programming and (iii) procurement of media time and/or space. In consideration of such services, Tricom charges the Company a fee of $7,000 per segment produced. The Agreement terminates on June 30, 2003.

         On July 13, 1998, the Company acquired all the assets of the marketing division of Tricom for a note of $250,000. The note bears interest at 8% per annum and is payable over five years with a balloon payment in the final month.

          On February 10, 1999 the Company announced plans to acquire Tricom in exchange for 10 million shares of Company's Common Stock, subject to receiving a fairness opinion reflecting a valuation of Tricom of not less than $10 million. The Company's Board of Directors retained the services of an independent experienced business appraisal firm to make such a determination. The firm concluded that based on its review and analysis of the transaction and all relevant factors and data, the fair market value of Tricom approximated $11.4 million and that transaction was fair to the shareholders of the Company from a financial point of view . On March 8, 1999, the Company completed its acquisition Tricom on the previously announced terms. Tricom was 85% owned by the Executive Officers of the Company at the time of acquisition and all shareholders of Tricom were exisiting stockholders of the Company prior to the acquisition. On the date the Company's shares were issued to the Tricom stockholders, the market value of the stock issued approximated (March 8, 1999), $28,750,000.

          As of February 1, 1999, the Company advanced $97,000 to a company, Legal Street Enterprises, Inc., which is 67% owned by the Executive Officers (Messrs. Alfieri and Levine, individually; 33.333% each) of the Company. Interest payments commence on August 1, 1999 and for 59 consecutive months thereafter. A balloon payment of the pricipal amount is due with the 60th month interest payment.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

         The Company is authorized to issue 150,000,000 shares of Common Stock, par value $.001 per Share. As of April 30, 1999, there were 12,479,702 shares of Common Stock issued and outstanding.


COMMON STOCK

         The  holders  of shares of Common  Stock are  entitled  to share,  on a ratable basis, such dividends as may legally be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to the creditors, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

         Each holder of Common Stock is entitled to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any Directors. The By Laws of the Company require that only a majority of the issued and outstanding shares of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.


OPTIONS

         Currently there are options to purchase up to 5,335 shares of Common Stock of the Company at $35.625 per share which will vest upon completion of 36 months of continuous employment with the Company commencing with the optionee's hire date and be exercisable through September 9, 2003.

         In addition, there are (i) options to purchase 150,000 shares of Common Stock at $1.00 per share which are exercisable immediately and through December 21, 2003; (ii) options to purchase 5,000 shares of Common Stock at $10.00 per share which will vest on March 31, 2001 and be exercisable through March 31, 2004; and (iii) options to purchase 800,000 shares of Common Stock at $2.375 per share which are exercisable immediately and through March 31, 2004.


SHARES ELIGIBLE FOR FUTURE SALE

          As of April 30, 1999, the Company has outstanding 12,479,702 shares of Common Stock. Of the total outstanding shares of Common Stock, 1,117,202 shares of Common Stock are freely tradable without restriction or further registration under the Securities Act of 1933 (the "Act"), 1,250,00 shares of Common Stock (1,138,175 shares held by Executive Officers of the Company)will be eligible for sale after June 23, 1999 under Rule 144,if the conditions of the Rule have been met. On July 30, 1998, 12,500 shares of Common Stock will be eligible for sale under Rule 144. On March 7, 2000, 10,000,000 shares of Common Stock (8,500,000 shares held by Executive Officers of the Company) will be eligible for sale under Rule 144, if the conditions of the Rule are met. On April 17, 2000, 100,000 shares of Common Stock will be eligible for sale under Rule 144.

         Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell within any three month period a number of shares that does not exceed the greater of (i) 1% of the number of the then outstanding shares of the Common Stock or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an a affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

          The Company is unable to estimate the amount of restricted securities that will be sold under Rule 144 because this will depend, among other factors, on the market price for the shares of Common Stock and the personal circumstances of the sellers.

                                     PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND
----------------------------------------------------------------------------
         OTHER SHAREHOLDER MATTERS
         -------------------------

The Company's shares of Common Stock are traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "EBUY". From inception of listing on the OTC Electronic Bulletin Board (July 20, 1998) through February 23, 1999, the Company's shares of Common Stock traded under the symbol "SHTV". The reported high and low bid prices for the Common Stock are shown below for the period from inception of trading in July 1998 through April 30, 1999. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions. On February 23, 1999, the Company implemented a reverse one for ten (1:10) common stock split to shareholders of record as of February 22, 1999. The prices listed below have not been restated to give retroactive effect to the inception date of trading for such split.


Period                                                 High                 Low
------------------------------------------------      -------             ------
July 20, 1998 (inception) to September 30, 1998       $6.50               $1.625
Quarter Ended December 31, 1998                       $3.9375             $  .10

Quarter Ended March 31, 1999                          $4.125              $  .17
April 1, 1999 to April 30, 1999                       $3.8725             $2.125

          The closing bid and asked prices of the Company's Common Stock on April 30, 1999 were $2.625 and $2.625, respectively, as quoted on the OTC Electronic Bulletin Board. On April 30, 1999, there 57 active shareholders of record of the Company's Common Stock.

         The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida, 33321.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend upon the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.


ITEM 2.  LEGAL PROCEEDINGS
--------------------------

         The Company is involved in legal proceedings arising in the ordinary course of business. The Company is not involved in any legal proceedings that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or its operations.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

         Not Applicable.


ITEM 4.  RECENT SALES OF UNREGISTERED SALES OF SECURITIES
---------------------------------------------------------

         On February 23, 1999 the Company undertook a one for 10 (1:10) reverse stock split of its Common Stock. All figures set forth below give retroactive effect to the reverse split.

         In June 1998, the Company issued 1,250,000 shares of its Common Stock in exchange for 100% of the issued and outstanding (1,000) shares of Common Stock of Site2Shop, pursuant to the Agreement. The issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On July 31, 1998, the Company completed a private offering of 25,000 shares of Common Stock in consideration of $250,000 to two accredited and otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors was provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the securities was exempt from the registration requirements of the Act pursuant to the exemption set forth in Section 4(2) and Rule 506 of the Act.

          In January 8, 1999, the Company issued an option to purchase 5,000 shares of Common Stock, exercisable at $10.00 per share during the period of January 1, 2000 through January 1, 2002. The purchaser was accredited or otherwise had such experience in financial and business matters so that he was able to evaluate the risks and merits of an investment in the Company. The investor also had a was a former officer with the Company (Tee-Rifik Corp.) and was provided access to relevant information concerning the Company. Accordingly, this transaction was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         On  March  8,  1999,  the  Company   acquired  all  the  issued  and
outstanding shares of Tricom, a company controlled by the executive officers of the Company, for 10,000,000 shares of the Company's Common Stock. The issuance of the shares was exempt the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         During the period of January 5, 1999 through April 6, 1999, the Company issued 1,000,800 shares of Common Stock to 29 investors for gross proceeds of $1,000,000 in connection with an offering pursuant to Rule 504 of Regulation D of the Act.

          On April 8, 1999, the Company issued 50,000 shares of its Common Stock to a consultant in consideration for services to be rendered. The issuance of the shares was exempt from registration requirements of the Act pursuant to
Section 4 (2) of the Act.

          On April 15, 1999, the Company issued 40,000 shares of its Common Stock to a consultant in consideration for services to be rendered over the next four years. The issuance was exempt from registration requirements of the Act pursuant to Section 4 (2) of the Act.

          On April 18, 1999, the Company issued 10,000 shares of its Common Stock to two attorneys for legal services to be rendered. The issuance was exempt from registration requirements of the Act pursuant to Section 4 (2) of the Act.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

          Section 78.751 of the Nevada General Corporation Law, provides as follows:

         1. A corporation may indemnify any person who was or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he was or is a Director, officer, employee or agent of the corporation, or is or was serving at the request of another corporation as a director, officer, employee or agent of another corporation, partnership or joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3.  To the extent  that a  Director,  officer,  employee  or agent of a corporation  has been  successful  on the  merits or  otherwise  in defense of any action, suit or proceeding referred to in subsections 1 and 2,or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsections 1 and 2, unless ordered by by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper under the circumstances. The determination must be made:

              (a)   By the stockholders;

              (b) By the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding;

              (c) If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding do orders, by independent legal counsel in written opinion; or

              (d) If a quorum consisting of Directors who were not parties to the act, suit or proceeding can not be obtained, by independent legal counsel in a written opinion.

         5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than Directors or officers may be entitled under any contract or otherwise by law.

         6. The indemnification and advancement of expenses authorized in or by a court pursuant to this section:

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any Director or officer if a final adjudication established that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a Director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

          The Executed Organizational Meeting of Directors and Shareholders of Site2Shop.Com, Inc. of February 24 1999 provides as follows:


               It is resolved that the Corporation shall hereby indemnify and hold harmless all officers and directors of the Corporation from any and all manner of action, suit or legal proceeding (whether judicial, quasi-judicial or administrative in nature) and whether such action, suit or legal proceeding occurs on the trial level, appellate level or in any court or tribunal whatsoever.

                                    PART F/S


The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

          The following financial statements of the Company, include the audited consolidated balance sheet at December 31, 1998 and the related audited consolidated statement of operations, consolidated changes in stockholders' deficit, and consolidated cash flows for the year ended December 31, 1998, the unaudited consolidated balance sheet at March 31, 1999 and the related consolidated statements of operations and consolidated cash flows for the three months ended March 31, 1999 giving effect to the Tricom acquisition as if it occurred on January 1, 1999.

          The pro forma financial data is based upon the historical financial statements of the Company and Tricom and include an unaudited pro forma combined statement of operations for the year ended December 31, 1998 giving effect to the Tricom acquisition as if it had occurred as of January 1, 1998 and the unaudited pro forma combined balance sheets as of December 31, 1998 giving effect to the Tricom acquisition as if it had occurred as of December 31, 1998.

          The financial statements also included the audited balance sheets of Tricom Pictures and Productions, Inc. as of December 31, 1998 and 1997 respectively and the related audited statements of operations, changes in stockholders' deficit, and consolidated cash flows for the years then ended.


                              Table of Contents

                                                                      Page
                                                                      ----
SITE2SHOP.COM., INC.
Report of Independent Auditors................................        F- 1
Consolidated Balance Sheet as of December 31, 1998............        F- 2
Consolidated Statement of Operations for the Year Ended
 December 31, 1998............................................        F- 3
Consolidated Statement of Stockholders' Deficit for the
 Year Ended December 31, 1998.................................        F- 4
Consolidated Statement of Cash Flows for the Year Ended
 December 31, 1998............................................        F- 5
Notes to Consolidated Financial Statements....................        F- 7
Interim Consolidated Balance Sheets as of December 31, 1998
 (Audited)and March 31, 1999 (Unaudited)......................        F-12
Interim Consolidated Statements of Operations for the Three
 Months Ended  March 31, 1999 (Unaudited).....................        F-13
Interim Consolidated Statements of Cash Flows for the Three
 Months Ended March 31, 1999 (Unaudited)......................        F-14
Notes to Interim Consolidated Financial Statements (Unaudited)        F-16


TRICOM PICTURES AND PRODUCTIONS, INC.
Report of Independent Auditors................................        F-18
Balance Sheets as of December 31, 1998 and 1997...............        F-19
Statements of Operations and Accumulated Deficits for the
 Years Ended December 31, 1998 and 1997.......................        F-20
Statements of Cash Flows for the Years Ended December31, 1998
 and 1997.....................................................        F-21
Statement of Stockholders' Deficit for the Years Ended
 December 31, 1998 and 1997..................................         F-23
Notes to Financial Statements................................         F-24


PRO FORMA FINANCIAL DATA.....................................         F-28

                       INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Site2Shop.Com, Inc.
Pompano Beach, Florida



         We have audited the accompanying consolidated balance sheet of Site2Shop.Com, Inc. as of December 31, 1998 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Site2Shop.com, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                           /s/ Feldman Sherb Ehrlich & Co., P.C.
                                            Feldman Sherb Ehrlich & Co., P.C.
                                                    Certified Public Accountants


New York, New York March 5, 1999 except for Note 10b as to which date is April 6, 1999.

                       SITE2SHOP.COM, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1998



                                    ASSETS
                               ---------------

CURRENT ASSETS
   Cash .......................................................... $      8,843
   Accounts receivable, net of allowance for doubtful accounts of
     $224,000 ....................................................      285,343
   Due from related party ........................................       19,099
   Prepaid and other current assets ..............................       81,011
                                                                     -----------
        TOTAL CURRENT ASSETS .....................................      394,296

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net ........................       86,536

OTHER ASSETS .....................................................        7,572
                                                                     -----------
         Total assets............................................. $    488,404
                                                                    ============

                       LIABILITIES AND STOCKHOLDERS' DEFICIT
                       -------------------------------------

CURRENT LIABILITIES
   Accounts payable and accrued expenses ......................... $    133,595
   Deferred revenue ..............................................    1,263,716
                                                                     -----------
         TOTAL CURRENT LIABILITIES ...............................    1,397,311


NOTE PAYABLE -RELATED PARTY ......................................      250,000

STOCKHOLDERS' DEFICIT
   Common Stock- $.001 par, 150,000,000 shares authorized,
     1,391,400 issued and outstanding ............................        1,391
   Additional paid-in capital ....................................      314,233
   Accumulated deficit ...........................................   (1,474,531)
                                                                     -----------
         Total stockholders' deficit..............................   (1,158,907)
                                                                     -----------
         Total liabilities and stockholders' deficit.............. $    488,404
                                                                     ===========


                     See Notes to Consolidated Financial Statements

                       SITE2SHOP.COM, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998


REVENUES ......................................                    $  1,198,241

COST OF SALES .................................                         724,691
                                                                    ------------
     GROSS PROFIT .............................                         473,550

EXPENSES
      Selling .................................                         554,989
      General and administrative ..............                       1,143,092
                                                                    ------------
                                                                      1,698,081
                                                                    ------------

NET LOSS.......................................                    $ (1,224,531)
                                                                    ============

NET LOSS PER COMMON SHARE-BASIC ...............                    $      (1.57)
                                                                   =============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES- BASIC                         782,085
                                                                    ============







                   See Notes to Consolidated Financial Statements

                       SITE2SHOP.COM, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                          YEAR ENDED DECEMBER 31, 1998



                                      Common Stock          Additional                        Total
                                   Number                     Paid-in       Accumulated    Stockholders'
                                of Shares       Amount        Capital        Deficit            Deficit
                               -----------  -----------    -----------     -------------   -------------
Balance, December 31, 1997       116,400    $       116    $      --      $      --       $       116

Common stock issued for
   acquisition ...........     1,250,000          1,250        (1,250)          --             --

Distribution .............          --             --            --          (250,000)       (250,000)

Sale of common stock .....        25,000             25       249,975           --            250,000

Stock options issued for
   services ..............          --             --          65,624           --             65,624


Net income ...............          --             --            --        (1,224,531)     (1,224,531)
                              -----------   -----------   -----------    -------------    ------------

Balance, December 31, 1998     1,391,400    $     1,391    $  314,233     $(1,474,531)    $(1,158,907)
                             ===========    ===========    ===========    ============    ============







                               See Notes to Consolidated Financial Statements


                        SITE2SHOP.COM, INC.AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASHFLOWS

                          YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss............................................             $(1,224,531)
                                                                    ------------
   Adjustments to reconcile net loss to net cash
      used in operations:
         Depreciation and amortization ................                  11,667
         Stock options issued for services ............                  65,624
   Changes in assets and liabilities:
      Increase in accounts receivable .................                (285,343)
      Increase in prepaid and other current assets ....                 (81,011)
      Increase in other assets ........................                  (7,572)
      Increase in accounts payable and accrued expenses                 133,595
      Increase in deferred revenue ....................               1,263,716
                                                                    ------------
         Total Adjustments ............................               1,100,676
                                                                    ------------
NET CASH USED IN OPERATIONS............................                (123,855)
                                                                    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures ...............................                 (98,203)
                                                                    ------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES ...........                 (98,203)
                                                                    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of stock ........................                 250,000
   Payments to related party ..........................                 (19,099)
                                                                    ------------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES .......                 230,901
                                                                    ------------

NET CASH INCREASE .....................................                   8,843

CASH- beginning of year ...............................                      -
                                                                    ------------
CASH- end of year .....................................             $     8,843
                                                                    ============






                    See Notes to Consolidated Financial Statements


                       SITE2SHOP.COM, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

                          YEAR ENDED DECEMBER 31, 1998



SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION

Cash paid during the year for interest ..................               $    -
                                                                        ========

Non-cash investing activities:
   Purchase of marketing division from company held under
      common control for note ...........................               $250,000
                                                                        ========
   Common stock issued for acquisition ..................               $  1,250
                                                                        ========






                     See Notes to Consolidated Financial Statements

                                 SITE2SHOP.COM, INC.

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              YEAR ENDED DECEMBER 31, 1998


1.   BUSINESS
-------------

          On June 24, 1998, Site2Shop.Com, Inc., (formerly Tee-Rifik Corp.) (the "Company"), a Nevada corporation, acquired 100% of the issued and outstanding shares of Shop TV and Television, Inc. ("Shop"), a privately held Florida corporation. The existing stockholders of the Company retained their 116,400 shares and the stockholders of Shop received shares of the Company at a ratio of 1,250 to 1 for a total of 1,250,000 shares. Due to the majority ownership of the Company after the transaction by the former Shop stockholders (91.5%) and the Company's lack of substantial assets, liabilities, or marketable products and/or services, the transaction is considered to be a reverse acquisition, whereby Shop is deemed to be the accounting acquirer and to be both the predecessor entity and continuing entity. Accordingly, the combination of the two companies is recorded as a recapitalization of Shop, whereby the combined assets and liabilities are recorded on an historical basis. As neither the Company nor Shop were actively engaged in revenue producing activities prior to this transaction the Company's operations have only been indcluded since June 24, 1998.


          Effective July 1, 1998, the Company acquired the marketing division of Tricom Pictures and Productions, Inc. ("Tricom") a related party owned by the majority shareholders of the Company.

         The Company's business is to market its vendors' products through (i) a half-hour shop-at-home program, (ii) its internet website, (iii) a commercial retail store. The Company, through a resolution of the Board of Directors, changed its name as of February 9, 1999.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

   A. Principles of Consolidation - The consolidated financial statements include the accounts of Site2Shop.com, Inc. and its wholly-owned subsidiary, Shop TV and Television, Inc.. All significant intercompany accounts and transactions have been eliminated in consolidation.

   B. Equipment and Leasehold Improvements - Equipment is carried at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the various assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

   C. Revenue - A portion of revenue represents revenues from contracts to produce television programs using the "percentage-of-completion-method" recognizing revenue relative to the proportionate progress on such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

         Deferred revenue represents amounts which have been billed and not yet earned in accordance with this method. Deferred revenue at December 31, 1998 was $1,263,716. At December 31, 1998 the Company had additional signed contracts totaling $1,132,000 for which performance had yet to commence.

   D. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

   E. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   F. Income taxes - Income taxes are accounted for under Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

   G. Net income (loss) per share - The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share;" specifying the computation, presentation, and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. On February 23, 1999, the Company affected a 1 for 10 reverse stock split. The financial statements have been restated to give retroactive recognition to the reverse stock split.

   H. Stock based compensation - The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the pro forma disclosure requirements of Statement No. 123.

   I. Impairment of long-lived assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

   J. Concentration of Risk - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.


3.   EQUIPMENT AND LEASEHOLD IMPROVEMENTS
-----------------------------------------

   Equipment and Leasehold Improvements are as follows:


                                               Estimated Useful     December 31,
                                                      Lives              1998
                                              -----------------     ------------

Furniture and Fixtures ........................     7 Years              $19,700
Computer Equipment ............................     5 Years               13,913
Office Equipment ..............................     5 Years                2,759
Leasehold Improvements ........................     6 Years               12,611
Leasehold Improvements - Retail Store .........     4 Years               37,505
Retail Store - Equipment ......................     5 Years                7,515
Retail Store - Signs ..........................     4 Years                4,200
                                                                         -------
                                                                          98,203
Less: Accumulated depreciation and amortization
                                                                          11,667
                                                                         =======
                                                                         $86,536
                                                                         =======

4.   RELATED PARTY TRANSACTIONS
-------------------------------

     Acquisition of Tricom marketing division - On July 1, 1998 the Company acquired the marketing division of Tricom (the "Division"), a company substantially owned by the majority stockholders of the company, for a note of $250,000. The note bears interest at 8% per annum and is payable over five years with a balloon payment in the final month. The acquisition was accounted for under the purchase method of accounting with the basis used to record the assets of the Division as zero which is the transferor's historical cost basis. The purchase price of $250,000 has been recorded as a distribution to the stockholders of the Company. The accompanying statement of operations includes the revenues and expenses of the Division from the respective closing date.

     Included in cost of sales at December 31, 1998, is $353,920 of production expense to Tricom.

     Due from Tricom - As of December 31, 1998, the Company is owed $19,099 from Tricom.


5.   COMMON STOCK
-----------------

     In July 1998, the Company completed a private placement of 25,000 shares of its common stock for $250,000.


6.   INCOME TAXES
-----------------

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS No.109"). SFAS No.109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

    The provision for income taxes differs from the amount computed applying the statutory federal income tax rate to income before income taxes as follows:

                                                               December 31, 1998
                                                           ---------------------
Statutory federal income tax rate............                         34.0
State taxes, net of federal tax benefit......                          3.6
Other........................................                          (.9)
                                                                     ------
                                                                      36.7
Permanent differences........................                        (36.7)
                                                                     ------
                                                                        0
                                                                     ======


                                                               December 31, 1998
                                                           ---------------------

Income tax benefit computed at statutory rate                         $(450,000)
Effect of permanent differences .............                           450,000
                                                                      ----------
Provision for income taxes (benefit) ........                         $      -
                                                                      ==========

7.   COMMITMENTS
----------------

   a. Operating Leases - The Company leases its office, retail store, and warehouse under noncancellable operating leases. Rent expense was $54,223 for the year ended December 31, 1998. The leases expire through May 2001.

         Minimum rental commitments are as follows:


                                   Minimum
         Year                       Rental
         ----                     --------
         1999                     $ 52,927
         2000                     $ 55,503
         2001                     $ 19,454


   b. Employment Agreements - the Company has employment agreements with three key executive officers. The agreements continue for three years ending between June and August of 2001 and provide for severance payments under certain circumstances. The agreements provide the officers with certain additional rights after a change of control (as defined) of the Company occurs. As of December 31, 1998, if all of the officers under contract were to be terminated without good cause (as defined) under these contracts, the Company's liability would be approximately $2,125,000. Additionally, certain officers received signing bonuses as part of these agreements and all officers are entitled to annual bonuses based on the net income of the Company.


8.   ACQUISITIONS
-----------------

     On July 13, 1998, the Company acquired the marketing division of Tricom Pictures, Inc. (the "Division") for $250,000 which was included in the due to related party. The purchase price exceeded the assets acquired by $250,000, which amount has been reflected as a distribution of capital to the stockholders of the Company. The accompanying statement of operations includes the revenues and expenses of the Division subsequent to the respective closing date.


9.   STOCK OPTIONS
------------------

     The Company adopted a Stock Option Plan (the "Plan") in September 1998. The Plan is administered by a committee ("Committee") appointed by the Board of Directors and provides that the Committee has sole discretion to select options and to establish terms and conditions of each option, subject to the provisions of the Plan. If options granted are "incentive stock options," the exercise price of the options may not be less than 100% of the fair market value of the Company's stock on the date of the grant (110% of the fair market value if the grant is to an employee who owns more than 10% of the outstanding common stock). Non-statutory options may be granted under the Plan at an exercise price of not less than 55% of fair market value of the common stock on the date of the grant. The maximum grant term is ten years. The Plan is designed for officers, directors, and other key employees and is authorized to grant up to 3,000,000 shares of common stock. As of December 31, 1998, 156,375 options have been granted at prices ranging from $1.00 to $35.60 per share and no options have been exercised.

     For disclosure purposes the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted during the year ended December 31, 1998: annual dividends of $0.00, expected volatility of 50%, risk-free interest rate of 6.0% and expected life of 5 years for all grants. The weighted-average fair values of the stock options granted during the year ended December 31, 1998 was $2.20.

     If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS No. 123, the Company's pro forma net loss and loss per share would have been $(1,432,677) and $(1.83) in 1998.

     The following table summarizes the changes in options outstanding and the related price ranges for shares of the Company's common stock:

                                                                Number of
                             Number of  Price per Share          Shares
                              Shares         Range              Exercisable
                           -----------  ---------------        --------------

 Outstanding at January 1,..
  1998.....................         -        -- -     --                -
Granted ...................    156,375    $1.00 - $35.60           150,000
Exercised .................         -        -- -     --                -
Canceled ..................       (730)        $35.60                   -
                               --------   --------------           -------
Outstanding at December 31,
  1998                         155,645    $1.00 - $35.60           150,000
                                          ==============           =======

     On February 23, 1999, the Company affected a 1 for 10 reverse stock split. All options granted and related exercise prices have been restated to give retroactive recognition to the reverse stock split.

10.  SUBSEQUENT EVENTS
----------------------

   a. On February 5, 1999, the Company acquired Tricom, an entity controlled by the majority stockholders of the Company for 10,000,000 shares of the Company's common stock. The transaction will be treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests.


10.  SUBSEQUENT EVENTS-continued
----------------------

   b.   As of April 6, 1999, the Company had completed a private    placement of
        1,000,800 shares of common stock for $1,000,000.

                       SITE2SHOP.COM, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


                                                                     December 31,      March 31,
                                                                         1998            1999
                                                                     ------------    -------------
                                                                       (Audited)      (Unaudited)

                                    ASSETS
                               ---------------

CURRENT ASSETS
                                                                         >

   Cash .......................................................... $      8,843      $    445,855
   Accounts receivable, net of allowance for
      doubtful accounts of $224,000 at December 31, 1998 and
      and $395,021 at March 31, 1999..............................      285,343         1,012,274
   Due from related party ........................................       19,099            97,000
   Prepaid and other current assets ..............................       81,011           146,078
                                                                     -----------      ------------
         TOTAL CURRENT ASSETS ....................................      394,296         1,701,207

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net ........................       86,536           320,198

OTHER ASSETS .....................................................        7,572            39,388
                                                                     -----------      ------------
         Total assets............................................. $    488,404      $  2,060,793
                                                                    ============      ============

                       LIABILITIES AND STOCKHOLDERS' DEFICIT
                       -------------------------------------

CURRENT LIABILITIES
   Accounts payable and accrued expenses ......................... $    133,595      $    157,852
   Deferred income taxes payable..................................          -0-         1,157,000
   Capital lease obligations- current portion.....................          -0-            23,554
   Deferred revenue ..............................................    1,263,716         2,851,998
                                                                     -----------      ------------
         TOTAL CURRENT LIABILITIES ...............................    1,397,311         4,190,404


NOTE PAYABLE -RELATED PARTY ......................................      250,000               -0-

CAPITAL LEASE OBLIGATIONS.........................................          -0-            17,446

STOCKHOLDERS' DEFICIT
   Common Stock- $.001 par, 150,000,000 shares authorized,
     1,391,400 issued and outstanding at December 31, 1998 and
     11,602,899 at March 31, 1999.................................        1,391            11,603
   Additional paid-in capital ....................................      314,233           751,346
   Accumulated deficit ...........................................   (1,474,531)       (2,910,006)
                                                                     -----------      ------------
         Total stockholders' deficit..............................   (1,158,907)       (2,147,057)
                                                                     -----------      ------------
         Total liabilities and stockholders' deficit.............. $    488,404      $  2,060,793
                                                                     ===========      ============


                     See Notes to Consolidated Financial Statements

                               SITE2SHOP.COM, INC.

                      CONSOLIDATED STATEMENT OF INCOME

                   For the THREE MONTHS ENDED MARCH 31, 1999
                                  (Unaudited)


REVENUES ......................................                    $  2,171,586

COST OF SALES .................................                         398,678
                                                                    ------------
     GROSS PROFIT .............................                       1,772,908

EXPENSES
      Selling .................................                         469,557
      General and administrative ..............                         678,556
                                                                    ------------
                                                                      1,148,113
                                                                    ------------

OPERATING INCOME...............................                         624,795
PROVISION FOR INCOME TAXES.....................                         233,000
                                                                    ------------
NET INCOME.....................................                    $    391,795
                                                                    ============

NET INCOME PER COMMON SHARE-BASIC .............                    $       0.03
                                                                   =============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES- BASIC                      11,483,649
                                                                    ============







                   See Notes to Consolidated Financial Statements


                               SITE2SHOP.COM, INC.

                      CONSOLIDATED STATEMENT OF CASHFLOW

                   For the THREE MONTHS ENDED MARCH 31, 1999
                                  (Unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income.........................................             $    391,795
                                                                    ------------
   Adjustments to reconcile net income to net cash
      used in operations:
         Depreciation and amortization ................                  40,512
         Deferred income taxes.........................                 233,000
   Changes in assets and liabilities:
      Increase in accounts receivable .................                (378,222)
      Increase in prepaid and other current assets ....                  (9,655)
      Increase in other assets ........................                  (8,393)
      (Decrease) in accounts payable and accrued
       expenses........................................                (137,575)
      Increase in deferred revenue ....................                 211,620
                                                                    ------------
         Total Adjustments ............................                 (48,713)
                                                                    ------------
NET CASH PROVIDED BY OPERATIONS........................                 343,082
                                                                    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures ...............................                 (54,532)
                                                                    ------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES ...........                 (54,532)
                                                                    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of stock ........................                 223,200
   Payments to related party ..........................                 (10,000)
   Payments of capital lease obligations...............                  (8,599)
   Net Bank overdraft repaid in merger.................                 (56,139)
                                                                    ------------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES .......                 148,462
                                                                    ------------

NET CASH INCREASE .....................................                 437,012

CASH- beginning of year ...............................                   8,843
                                                                    ------------
CASH- end of year .....................................            $    445,855
                                                                    ============






                    See Notes to Consolidated Financial Statements


                               SITE2SHOP.COM, INC.

                CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

                   For the THREE MONTHS ENDED MARCH 31, 1999
                                   Unaudited


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION

Cash paid during the year for interest ..................          $      1,453
                                                                    ============

Non-cash investing activities:
   Common stock issued for acquisition ..................          $     10,000
                                                                    ============
   Retirement of 12,500 shares of common stock...........          $     26,875
                                                                    ============

                              SITE2SHOP.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                 March 31, 1999


1.  BASIS OF PRESENTATION
-------------------------

          The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the financial statements and and notes thereto included in the Site2Shop.Com, Inc. (the "Company") audited financial statements for the year ended December 31, 1998 and the financial statements and notes thereto included in the Tricom Pictures & Productions, Inc. ("Tricom") audited financial statements for the year ended December 31, 1998.

2.  SIGNIFICANT EVENTS
----------------------

          On February 9, 1999, the Company entered into an agreement to merge (the "Merger Agreement") with Tricom, a privately held Florida corporation, engaged in the marketing, production and distribution of television programming, into a wholly-owned subsidiary. The stockholders of Tricom; three of whom are Executive Officers of the Company and owned 71.0% collectively of the common stock of the Company (85% of Tricom) and five (remaining) stockholders collectively owned 5.6% of the Company (15% of Tricom). Under the terms of the Merger Agreement, the Tricom stockholders exchanged their shares at a ratio of 100,000 to 1 for a total of 10 million shares. As a result of the merger, the Executive Officers of the Company collectively owned 83.1% of the common stock of the Company and the remaining five (former Tricom) stockholders owned 13.7% of the common stock of the Company. As both companies were under common control, the combination of the two companies is deemded to be purchase and accounted for "as if" a pooling of interests, whereby the combined assets and liabilities are recorded on an historical basis. Additionally, the transaction is recorded as if it occurred as of January 1, 1999. Accordingly, the Consolidated Statement of Operations for the three months ended March 31, 1999 included the operations of both companies since January 1, 1999.

          During the period of January 15, 1999 through April 6, 1999, the Company issued 1,000,800 shares of common stock to 29 investors for gross proceeds of one million dollars in connection with an offering pursuant to Rule 504 of Regulation D of the Securities Act of 1933 as ammended.

3.  SUBSEQUENT EVENTS
---------------------

          On April 1, 1999, the Company issued options to Executive Officers and nine employees (as an inducement to remain with the Company) to purchase 850,000 shares of common stock of the Company. The options (800,000) issued to the Executive Officers vested upon issuance and were issued at an exercise price equal to the fair market value on the date of grant. The options issued to employees (50,000) vested upon completion of 24 months of continuous service from the date of grant and were issued at an exercise price at less than fair market value. The compensation expense recorded on the date of grant approximated $68,000. All options expire on March 31, 2004.

          During the period of April 6, 1999 through April 18, 1999, the Company issued 100,000 shares of its common stock, in aggregate, to two attorneys and two consultants for professional services to be rendered over a period ranging from one to four years from the respective dates of issuance. The aggregate market value of the issued shares based on their date of issuance was $244,000.

4.  RECAPITALIZATION
--------------------

          On February 23, 1999, the Company affected a 1 for 10 reverse stock split. All outstanding shares, and per share amounts included in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split.

5.   NET INCOME PER SHARE
-------------------------

          Net income per share has been computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods, retroactively adjusted to reflect the reverse stock split.

                       INDEPENDENT AUDITORS' REPORT


                                                          March 5, 1999

To the Board of Directors
Tricom Pictures and Productions, Inc.
Pompano Beach, Florida



     We have audited the accompanying balance sheets of Tricom Pictures and Productions, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tricom Pictures and Productions, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                           /s/ Feldman Sherb Ehrlich & Co., P.C.
                                            Feldman Sherb Ehrlich & Co., P.C.
                                                    Certified Public Accountants


New York,  New York

                       TRICOM PICTURES AND PRODUCTIONS, INC.

                                 BALANCE SHEETS



                                                                           December 31,
                                                                      -------------------------
                                                                         1998           1997
                                                                   -------------   ------------

                                    ASSETS
                               ---------------

CURRENT ASSETS
   Cash .......................................................... $     41,802    $     87,903
   Accounts receivable, net of allowance for doubtful accounts of
     $205,918 at December 31, 1998 and $0 at December 31, 1997....      285,343         927,960
   Advances from related party ...................................       87,000             -0-
   Prepaid and other current assets ..............................       55,412             -0-
                                                                     -----------    ------------
        TOTAL CURRENT ASSETS .....................................      532,923       1,015,863

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net ........................      219,642         278,343

NOTE RECEIVABLE - RELATED PARTY...................................      250,000             -0-

OTHER ASSETS .....................................................       23,423          33,356
                                                                     -----------    ------------
         Total assets............................................. $  1,025,988    $  1,327,562
                                                                    ============    ============

                       LIABILITIES AND STOCKHOLDERS' DEFICIT
                       -------------------------------------

CURRENT LIABILITIES
   Cash overdraft- only for one bank.............................. $     97,941    $        -0-
   Accounts payable and accrued expenses .........................      161,832         242,704
   Due to related party...........................................       19,099             -0-
   Deferred income taxes payable..................................      924,000         190,000
   Capital lease obligations- current portion.....................       29,134          60,516
   Deferred revenue ..............................................    1,376,662       3,860,691
                                                                     -----------    ------------
         TOTAL CURRENT LIABILITIES ...............................    2,608,668       4,353,911

CAPITAL LEASE OBLIGATIONS.........................................       20,465          37,239

STOCKHOLDERS' DEFICIT
   Common Stock- no par, 200 shares authorized, 100 shares issued
     and outstanding at December 31, 1998 and 1997................          100             100
   Additional paid-in capital ....................................      314,233             -0-
   Accumulated deficit ...........................................   (1,854,145)     (3,064,588)
                                                                     -----------    ------------
         Total stockholders' deficit..............................   (1,603,145)     (3,063,588)
                                                                     -----------    ------------
         Total liabilities and stockholders' deficit.............. $  1,025,988    $  1,327,562
                                                                     ===========    ============


                        See Notes to Financial Statements

                      TRICOM PICTURES AND PRODUCTIONS, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICITS


                                                                      Years Ended December 31,
                                                                   -----------------------------
                                                                         1998           1997
                                                                   -------------   -------------
REVENUES ......................................                    $  6,485,900    $  7,123,683

COST OF SALES .................................                       1,496,452       2,591,770
                                                                    ------------    ------------
     GROSS PROFIT .............................                       4,589,448       4,531,913

EXPENSES
      Selling .................................                         405,422         409,433
      General and administrative ..............                       2,239,583       4,036,790
                                                                    ------------    ------------
                                                                      2,645,005       4,446,223
                                                                    ------------    ------------

OPERATING INCOME...............................                       1,944,443          85,690

PROVISION FOR INCOME TAXES.....................                         734,000         190,000
                                                                    ------------    ------------
NET INCOME (LOSS)..............................                       1,210,443        (104,310)

ACCUMULATED DEFICIT-beginning of year..........                      (3,064,588)     (2,960,278)
                                                                    ------------    ------------
ACCUMULATED DEFICIT-end of year................                    $ (1,854,145)   $ (3,064,588)
                                                                    ============    ============









                        See Notes to Financial Statements


                      TRICOM PICTURES AND PRODUCTIONS, INC.

                             STATEMENTS OF CASH FLOWS


                                                                        Years Ended December 31,
                                                                   -----------------------------
                                                                         1998           1997
                                                                   -------------   -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss)/income...................................             $ 1,210,443    $   (104,310)
                                                                    ------------   -------------
   Adjustments to reconcile net loss to net cash
      used in operations:
         Depreciation and amortization ................                  91,662          77,460
         Deferred income taxes............ ............                 734,000         190,000
   Changes in assets and liabilities...................
      Decrease in accounts receivable .................                 579,251         536,323
      Increase in advances to related parties..........                 (87,000)            -0-
      Decrease (increase) in prepaid and other current
       assets .........................................                 (55,412)          9,750
      Decrease (increase) in other assets .............                   9,933            (730)
      Increase (decrease) in accounts payable and
       accrued expenses................................                 (80,872)         98,111
      (Decrease) in deferred revenue ..................              (2,484,029)       (703,029)
                                                                    ------------   -------------
         Total Adjustments ............................              (1,292,467)        207,885
                                                                    ------------   -------------
NET CASH (USED IN) PROVIDED BY OPERATIONS..............                 (82,024)        103,575
                                                                    ------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures ...............................                 (32,961)        (97,515)
                                                                    ------------   -------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES ...........                 (32,961)        (97,515)
                                                                    ------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in cash overdraft..........................                  97,941             -0-
   Repayment of capital lease obligations..............                 (48,156)        (50,480)
   Repayment to shareholder............................                     -0-         (10,000)
   Advances from related party.........................                  19,099             -0-
                                                                    ------------  --------------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES .......                  68,884         (60,480
                                                                    ------------  --------------

NET CASH DECREASE......................................                 (46,101)        (54,420)

CASH- beginning of year ...............................                  87,903         143,323
                                                                    ------------   -------------
CASH- end of year .....................................             $    41,802    $     87,903
                                                                    ============   =============






                        See Notes to Financial Statements


                      TRICOM PICTURES AND PRODUCTIONS, INC.

                      STATEMENTS OF CASH FLOWS (continued)


                                                                        Years Ended December 31,
                                                                   -----------------------------
                                                                         1998           1997
                                                                   -------------   -------------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION

Cash paid during the year for interest ..................               $ 9,815    $     10,981
                                                                        ========    ============

Non-cash investing activities:
   Sale of marketing division from company held under
      common control for note ...........................               $250,000   $        -0-
                                                                        ========    ============
   Capitalized equipment leases .........................               $    -0-   $    126,296
                                                                        ========    ============






                        See Notes to Financial Statements

                      TRICOM PICTURES AND PRODUCTIONS, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT





                                      Common Stock          Additional                         Total
                                   Number                     Paid-in       Accumulated     Stockholders'
                                of Shares       Amount        Capital        Deficit            Deficit
                               -----------  -----------    -----------     -------------   -------------
Balance, December 31, 1996          100     $    1,000     $     -0-       $ (2,960,278)   $ (2,959,278)

Net loss .................          -0-            -0-           -0-           (104,310)       (104,310)
                                 -------      ---------     ---------       ------------    ------------
Balance, December 31, 1997          100          1,000           -0-         (3,064,588)     (3,064,588)

Sale of marketing division          -0-            -0-       250,000                -0-         250,000

Net income ...............          -0-            -0-           -0-          1,210,443       1,210,443
                                 -------      ---------     ---------       ------------    ------------

Balance, December 31, 1998          100     $    1,000     $ 250,000       $ (1,854,145)   $ (1,603,145)
                                 =======      =========     =========       ============    ============



                       See Notes to Financial Statements

                      TRICOM PICTURES AND PRODUCTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


1.   BUSINESS
-------------

          Tricom Pictures and Productions, Inc. ("The Company") was formed in 1991 as a small advertising and marketing company, the named Alfieri and Associates. In May of 1994, the Company was reorganized and began operating under the name of Tricom Pictures and Productions, Inc. the company produces broadcast quality, educational, entertaining and informative television programs that are distributed nationally via cable channels, network affiliates and independent stations nationwide. The Company's programming mission is to educate and inform its viewers on topics and trends of interest to specific target markets.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

   A. Revenue - A portion of revenue represents revenues from contracts to produce television programs using the "percentage-of-completion-method" recognizing revenue relative to the proportionate progress on such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

         Deferred revenue represents amounts which have been billed and not yet earned in accordance with this method. Deferred revenue at December 31, 1998 was $1,376,662. At December 31, 1998 the Company had additional signed contracts totaling $1,132,000 for which performance had yet to commence

   B. Equipment and Leasehold Improvements - Equipment is carried at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the various assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

   C. Income taxes - Income taxes are accounted for under Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

   D. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

   E. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     F. Impairment of long-lived assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

   J. Concentration of Risk - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.

 2.  EQUIPMENT AND LEASEHOLD IMPROVEMENTS
-----------------------------------------

   Equipment and Leasehold Improvements are as follows:


                                               Estimated Useful     December 31,   December 31,
                                                      Lives              1998           1997
                                              -----------------     ------------   ------------

Furniture and Fixtures ........................   7-10 Years          $  49,473     $  40,225
Computer Equipment ............................   5- 7 Years            104,859       103,832
Office Equipment ..............................   5- 7 Years            117,361       113,769
Leasehold Improvements ........................      3 Years             18,173         8,208
Vehicles................ ......................      3 Years              9,130           -0-
Production Equipment ..........................      7 Years            196,182       196,182
                                                                       ---------     ---------
                                                                        495,178       462,216
Less: Accumulated depreciation and amortization                        (275,536)     (183,873)
                                                                       =========     =========
                                                                      $ 219,642     $ 278,343
                                                                       =========     =========


3.   COMMITMENTS
-----------------
    Commitments- The Company leases its offices under non-cancelable leases. Rent expense for the years ended December 31, 1998 and 1997 was $128,288 and $124,799, respectively. The leases expire in May 2001.

      Minimum rental commitments are as follows:

          Year         Minimum Rental
          ----         --------------
          1999           $  119,691
          2000           $  119,691
          2001           $   49,871

     Contingencies- The company is a defendant in various lawsuits and claims in which in the aggregate seek general and punitive damages approximating $82,000; these matters arise out of the normal course of business. The company intends to vigorously defend itself in these actions, and in any event, does not believe these actions singularly or combined would have a material adverse effect on the Company's financial statements or business operations.

4.   CAPITAL LEASE OBLIGATIONS
------------------------------

    The Company lease equipment under non-cancelable lease agreements which expire at various times through the year 2000. Principal payments under these capitalized lease obligations over their remaining terms are as follows:


     Year                                    Annual Payment
     ----                                    --------------
     1999                                      $  33,111
     2000                                         21,790
                                                ---------
                                                  54,901
     Less: amounts representing interest           5,302
                                                ---------
     Net present values                           49,599
     Less: capital lease obligations-current      29,134
                                                ---------
     Capital Lease Obligation                  $  20,465
                                                =========

5.   RELATED PARTY TRANSACTIONS
-------------------------------

     Advances- At December 31, 1997, the Company had advanced $87,000 to a related party which is 67% owned by two of the Executive Officers of the Company; and who own 74% of the Company. The advances are payable on demand. In January 1999, the Company lent an additional $10,000 at which time the related party gave the Company a Note for $ 97,000 with interest accruing at the rate of 8% per annum. Payment of interest commences on August 1, 1999 and for 59 consecutive months thereafter and the principal to be paid in full with the last monthly interest payment.

    Sale of marketing division - On July 13, 1998 the Company sold its newly created marketing division to Site2Shop.Com.Inc.("Shop"), a company 89.9% owned by the stockholders of the Company, for a note of $250,000. The note bears interest at 8% per annum and is payable over five years with a balloon payment in the final month. The sales price exceeded the Company's basis in the assets transferred by $250,000 which has been included in additional paid-in capital.

    Due to Shop- At December 31, 1998, the Company owes $19,099 to Shop.

    Included in sales at December 31, 1998, is $353,920 of production fees charged to Shop in connection with the rendering of production services to Shop.



6.   INCOME TAXES
-----------------

    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS No.109"). SFAS No.109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. As of December 31, 1998 the Company had a net deferred tax liabilities of $924,000.

    Effective January 1, 1997, the Company's S corporation election was terminated making it subject to Corporate income taxes.

   The provision for income taxes for the years ended December 31, 1998 and 1997 are as follows:

                                     1998               1997
                                 -----------        -----------
Deferred                          $ 734,000          $ 190,000
                                 ===========        ===========

    The major deferred tax liability (asset) items at December 31, 1998 and 1997, respectively, are as follows:


                                        1998               1997
                                    -----------        -----------
Deferred revenue...............     $1,174,000         $  232,000
Net operating loss carryforward       (250,000)           (42,000)
                                     ----------         ----------
                                    $  924,000         $  190,000
                                     ==========         ==========

    The provision for income taxes differs from the amount computed applying the statutory federal income tax rate to income before income taxes as follows:

                                                  Year End December 31,
                                                  ---------------------
                                                    1998        1997
                                                  --------    ---------
Statutory federal income tax rate............      34.0 %       34.0 %
State taxes, net of federal tax benefit......       3.6          3.6
Other........................................        .1          0.0
Effect of change in tax filing status........       0.0        130.7
                                                  -------     --------
                                                   37.7 %      168.3
Permanent differences........................     (36.7)        53.4
                                                  -------     --------
                                                    0.0 %      221.7 %
                                                  =======     ========


7.  SUBSEQUENT EVENTS
---------------------
    On February 5, 1999,  the Company was acquired by  Site2Shop.Com.,  Inc., an
entity  76.6%  owned  by  the   stockholders  of  the  Company,   prior  to  the
transaction, for 10,000,000 shares of Site2Shop.Com., Inc.'s common stock.

                        PRO FORMA FINANCIAL DATA


Introduction

          The following pro forma financial data is based upon historical financial statements of Site2Shop.Com, Inc. and has been prepared to illustrate the effects on such historical financial data of the Tricom Acquisition. The unaudited pro forma combined statements of operations for the year ended December 31, 1998 gives effect to the Tricom Acquisition as if it had been completed as of January 1, 1998 The unaudited pro forma combined balance sheets give effect to the Tricom Acquisition as if such transaction had been completed on December 31, 1998. The Tricom Acquisition is reflected using the "as if" pooling method of accounting.

         The pro forma financial data is provided for comparative purposes only and does not purport to represent the actual financial position or results of operations of the Company that actually would have been obtained if the Tricom Acquisition had been consummated on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future.

         The pro forma financial data are based upon certain assumptions and adjustments described in the notes thereto and should be read in conjunction therewith. See the financial statements, including the notes thereto, appearing elsewhere herein.


                     UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                        (Dollars in thousands, except per share data)

                         For the year ended December 31, 1998


                                                        Historical                  Pro Forma
                                             --------------------------     -------------------------
                                                                            Acquisition
                                             Site2Shop.Com      Tricom      Adjustments      Combined
                                             -------------     --------     -----------     ---------
Total Revenue ..............................    $   1,198      $ 6,486      $   (354)(1)      $ 7,330
Cost of sales ..............................          725        1,896          (354)(1)        2,267
                                                -----------    -------      ---------         -------
    Gross Profit ...........................          473        4,590            -             5,063
Selling, general and administrative expenses        1,698        2,645          (749)(2)        3,594
                                                -----------    -------      ---------         -------
Income (loss) from operations ..............       (1,225)       1,945           749            1,469
Pro forma taxes (benefit) on income (loss)..           -           734           472 (3)          552
                                                -----------    -------      ---------         -------
Pro forma net income (loss) ................    $  (1,225)     $ 1,211      $  2,254          $   917
                                                ===========    =======      =========         =======
Net income (loss) per common share-basic ...    $   (1.57)                                    $  0.09
                                                ===========                                   =======
Weighted average common shares .............
outstanding- basic .........................      782,085                  10,000,000(4)   10,782,085
                                                ===========                ==========      ==========


Notes to Unaudited Pro Forma Combined Statements of Income
----------------------------------------------------------


(1)  To eliminate intercompany productions fees.

(2) To adjust officers' compensation expense to reflect the terms of the respective employment agreements as if the terms had been in effect commencing January 1, 1998.

(3)  To adjust effective tax rate to statutory rate (37.6%).

(4) To reflect issuance of 10,000,000 shares of common stock in conjunction with acquisition of Tricom. The acquisition of Tricom has been treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests.


                             UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

                                        As of December 31, 1998
                                             (in thousands)



                                                   Historical                        Pro Forma
                                            ------------------------       ---------------------------
                                                                            Acquisition
                                            Site2Shop.Com    Tricom         Adjustments(1)    Combined
                                            -------------   --------       -------------     ---------

Cash...................................       $     9       $    42            $  --          $    51
Accounts receivable- net ..............           285           349               --              634
Advances to affiliate .................            -             87               --               87
Due from related party ................            19            -               (19)(2)            -
Prepaid and other current assets ......            81            55               --              136
                                              --------      --------           ------         --------
Total current assets ..................           394           533              (19)             908

Equipment and leasehold
   improvements- net ..................            87           220               --              307
Note receivable- related party ........            -            250             (250)(2)            -
Other assets ..........................             8            23                                31
                                              --------      --------           ------         --------
Total assets ..........................       $   489       $ 1,026            $(269)         $ 1,246
                                              ========      ========           ======         ========

Current liabilities:
   Cash overdraft .....................       $    -        $    98            $  --          $    98
   Accounts payable and accrued
      expenses ........................           135           162               --              297
   Due to related party ...............            -             19              (19)(2)            -
   Deferred income taxes payable ......            -            924               --              924
   Capital lease obligations- current
      portion .........................            -             29               --               29
   Deferred revenue ...................         1,264         1,377                             2,641
                                              --------      --------           ------         --------
Total current liabilities .............         1,399         2,609              (19)           3,989

Note payable- related party ...........           250            -              (250)(2)            -

Capital lease obligations, less current
   Portion ............................            -             20               --               20
                                              --------      --------           ------         --------
Total liabilities .....................         1,649         2,629             (269)           4,009
                                              --------      --------           ------         --------

Stockholders' equity:
   Common stock .......................             1             1                9 (2)           10
   Additional paid-in capital .........           314           250               (9)(2)          555
   Accumulated deficit ................        (1,475)       (1,854)                           (3,329)
                                              --------       -------           ------         --------
Total stockholders' equity ............        (1,160)       (1,603)               -           (2,763)
                                              --------      --------           ------         --------

Total liabilities and stockholders'
   equity .............................       $   489       $ 1,026            $  (269)       $ 1,246
                                              ========      ========           ========       ========




Notes to Unaudited Pro Forma Combined Balance Sheet
---------------------------------------------------

(1) The acquisition of Tricom has been treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests.

------------------------------------------------------  -------

(2)  To eliminate intercompany payables and receivables.

(3) To reflect the acquisition of Tricom in consideration of the issuance of 10,000,000 shares of common stock.

                                    PART III

      ITEM 2.  INDEX TO EXHIBITS


Exhibit No.             Description of Document
   2              Agreement and Plan of Reorganization
   2.1            Merger Agreement of February 9, 1999
   3.1            Articles of Incorporation
   3.1.2          Certificate of Amendment of Articles of Incorporation
                  dated August 16, 1996
   3.1.3          Certificate of Amendment of Articles of Incorporation dated
                  June 25, 1998
   3.1.4          Certificate of Amendment of Articles of Incorporation dated
                  February 9, 1999
  10              Agreement for Sale of Asset dated July 13, 1998 between
                  Registrant and Tricom Pictures & Productions, Inc.
  10.1            Exclusive Production Agreement dated July 1, 1998 between
                  Registrant and Tricom Pictures & Productions, Inc.
  10.2            Executive Employment Agreement dated June 29, 1998 between
                  Registrant and Mark Alfieri
  10.3            Executive Employment Agreement dated June 29, 1998 between
                  Registrant and Jack Levine
  10.4            Executive Employment Agreement dated August 18, 1998 between
                  Registrant and Eric Warm
  21              Subsidiaries of Registrant
  99              Shop T.V., Inc. 1998 Stock Option Plan
  99.1            Promissory Note of February 1, 1999

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            SITE2SHOP.COM, INC.



Date: May 14, 1999                               By:/S/MARK ALFIERI
                                                 ------------------
                                               Mark Alfieri, President